Mail Stop 4561

May 19, 2006

Chris E. Dahl
President and Chief Executive Officer
Alaska Pacific Bancshares, Inc.
2094 Jordan Ave
Juneau, Alaska 99801

> **Re:** **Alaska Pacific Bancshares, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **File No. 000-26003**

Dear Mr. Dahl:

We have reviewed your response letter dated May 11, 2005 and have the following additional comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page 21

1.   We note your response to comment 2 of our letter dated April 27, 2006. As your change in classification of your 2004 cash flows related to loans held for sale is attributable to prior mistakes in the application of SFAS 95, we believe that the reclassification is a correction of an error in previously issued financial statements. Please amend your December 31, 2005 Form 10-KSB to describe the reclassification, characterize it as a correction of an error, and quantify the impact on your operating and investing cash flows. Refer to paragraphs 13 and 37 of APB 20.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3449 if you have any questions.

Sincerely,

Joyce Sweeney
Accounting Branch Chief